Supplement Dated October 10, 2012
To The Current Prospectus For:

ING GoldenSelect Access	ING Architect Variable Annuity
ING GoldenSelect ESII	ING SmartDesign Advantage
ING GoldenSelect Landmark	ING SmartDesign Signature
ING GoldenSelect Premium Plus	ING SmartDesign Variable Annuity

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account B

ING Empire Traditions   ING Empire Innovations

Issued by ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

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1. ***Effective October 3, 2012***, each of the following Portfolios' classification changed from non-diversified to diversified:
   - ING Russell™ Large Cap Growth Index Portfolio
   - ING Russell™ Large Cap Value Index Portfolio
   - ING Russell™ Mid Cap Growth Index Portfolio
   - ING Japan TOPIX Index® Portfolio
   - ING EURO STOXX 50® Index Portfolio

   All references in the Prospectus to the above Portfolios are changed accordingly.

2. The following information only affects you if you currently invest in the subaccount that corresponds to the **ING Thornburg Value Portfolio**, which is currently <u>closed</u> to new investments:

   a. *Effective on the close of business November 16, 2012,* the investment portfolio's name will change to the **ING Growth and Income Core Portfolio.**

   b. In addition, the investment portfolio's Investment Objective will change as follows:
      Prior to November 16, 2012, the Portfolio seeks long-term capital appreciation, and secondarily, current income.

      Effective on the close of business November 16, 2012, the Portfolio seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

c. *From the close of business on November 16, 2012 through the close of business on November 30, 2012*, the Portfolio will be managed by a transition manager in preparation for a subadviser change from Thornburg Investment Management, Inc. to ING Investment Management Co. LLC. *Effective on the close of business November 30, 2012*, ING Investment Management Co. LLC will begin managing the Portfolio under an interim subadvisory agreement. Subject to shareholder approval, a new permanent subadvisory agreement with ING Investment Management Co. LLC will be effective on or about February 27, 2013.

All references in the Prospectus to ING Thornburg Value Portfolio, its investment objective and its subadviser are changed accordingly.